

Mail Stop 3628

May 7, 2010

<u>Via Facsimile and U.S. Mail</u>

P. Jerome Richey
Senior Vice President, Counsel and Secretary
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

      Re: CNX Gas Corporation
             Schedule TO-T/13E-3 filed April 28, 2010
             File No. 5-82582

Dear Mr. Richey:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. Please advise us as to what consideration was given to whether T. Rowe, CNX Gas Corporation or the officers and directors of the issuer are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. We may have further comment.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. We note from the disclosure in Schedule B that during the two years for which various transactions between CONSOL and the issuer are described, CONSOL continued to acquire shares through open market purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. In this regard, we note that as early as January 28, 2008, the CONSOL Board authorized the acquisition of all the outstanding shares of CNX Gas common stock that it did not then own because acquiring all of the outstanding shares of CNX Gas would further CONSOL's energy diversification strategy. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

Offer to Purchase

Summary Term Sheet, page 1

4. Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following

- Principal advantages and disadvantages of the tender offer and going private transactions;
- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;
- The fairness opinion from Stifel Nicolaus; and
- The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Special Factors, page 9

5. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Background of the Offer, page 9

6. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. Although we note that on page 17 you state that you did not consider any alternative transactions, please revise to describe any alternative means to accomplish the stated purposes that were considered, including continuing as a public company, and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Purpose of and Reasons for the Offer…, page 15

7. Please revise to further describe the reasons for undertaking the offer at this particular time in CNX's operating history, as opposed to another time. In addition, please revise as follows:

   - In the first bullet, please describe how the CONSOL board's familiarity with the business, industry, and regulation was a reason for undertaking the offer;
   - In the third bullet, please describe the alternatives and how the offer was more favorable;
   - In the fifth bullet, please describe how the economic, regulatory and environmental factors provided a rationale for re-acquiring the outstanding shares of CNX; and
   - In the fourteenth bullet, please describe how you determined the $1 million cost savings.

The Position of CONSOL Regarding the Fairness of the Offer…, page 17

8. Please revise to clearly state whether each of the filing persons believes that the transaction is fair to security holders <u>unaffiliated with the issuer</u>, CNX Gas, rather than unaffiliated with CONSOL. Refer to Item 1014(a) of Regulation M-A.

9. Please note that a reference to the Stifel Nicolaus opinion or its peer company analysis does not satisfy the requirements under Item 8(b) of Schedule 13E-3 unless the filing person expressly adopts the advisor's discussion of the factor. See Q&A 20 in Exchange Act Release No. 17719. Please revise or advise us.

10. Please discuss how each filing person determined that the transaction was fair to unaffiliated shareholders, given that the Stifel Nicolaus fairness opinion addressed the fairness of the offer price to CONSOL.

11. We note that you state that the minimum condition is not waivable. Please revise to clarify which agreement requires that the minimum condition be non-waivable.

12. Revise to clarify how each filing person found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A. Further, please provide the affirmative statements required by Item 1014(d).

Summary of Presentations of Stifel…, page 20

Selected Company Analysis, page 22

13. We note that the selected companies were "similar" to CNX. Please revise to further describe the selection criteria, and whether any companies were excluded from the analysis. Please similarly revise the selected transaction analysis section.

Certain Effects of the Offer and the Merger, page 28

14. Please describe both the benefits and detriments to the subject company, affiliates and unaffiliated security holders, and quantify the benefits and detriments to the extent possible. Refer to Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013 of Regulation M-A.

15. Clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Interests of Certain Persons in the Offer and the Merger, page 30

16. Please revise to quantify the financial interests, including the number of stock options or units and the amount of cash and severance pay, on an individualized basis. Please revise to identify the interlocking directors.

Material United States Federal Income Tax Consequences…, page 45

17. In addition, please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation M-A.

Terms of the Offer, page 41

18. Please revise the first full paragraph on page 42 to clarify that the offer must be open for at least five business days from the date that the material change is first published, sent or given to security holders. See Exchange Act Release No. 24296.

Source and Amount of Funds, page 55

19. We note that you state that the source of funds is available cash but you also state that you will pay with internally generated funds, borrowings under your credit facilities and/or proceeds from a recent offering of common stock. Please revise to reconcile this discrepancy and state the specific sources of funding.

Exhibit 99(c)(1). Stifel Nicolaus presentation dated March 20, 2010

20. Please have Stifel Nicolaus revise its opinion to address the following:

- Remove the statements in Exhibits 99(c)(1), (c)(3) and (c)(4) that the presentation is "solely for the information of, and directed to, the Board for its information and assistance in connection with its evaluation of the financial terms of the Proposed Transaction and are not to be relied upon by any shareholder" as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Stifel Nicolaus' belief that shareholders cannot rely upon the opinion to support any claims against Stifel Nicolaus arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Stifel Nicolaus). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Stifel Nicolaus would have no effect on the rights and responsibilities of either Stifel Nicolaus or your board of directors under the federal securities laws.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from all bidders (and all additional filing persons) acknowledging that:

- the bidder (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: David Katz, Esq.
        Wachtell, Lipton, Rosen & Katz